UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Resolutions Approved at the

General Annual Ordinary Shareholders’ Meeting Held on April 26th, 2017

MEXICO CITY, April 26, 2017 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that shareholders adopted the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 26th, 2017:

General Annual Ordinary

Meeting Summary of Resolutions

1.	Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor’s report, with respect to the operations and results of the Company during the fiscal year ended December 31st, 2016, as well as the Board of Directors’ opinion regarding the content of said report.

2.	Approval of the report submitted by the Board of Directors which contains the principal accounting and reporting policies and criteria followed in the preparation of the Company’s financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons, Relevant Shareholders or contracts exceeding US$2,000,000.00.

3.	Due note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31, 2016, the Board of Directors did not intervene in any such activities or operations to be reported.

4.	Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31st, 2016.

5.	Approval of the report submitted by the Audit Committee of the Company with respect to its activities during the fiscal year ended December 31st, 2016.

6.	Approval of the activities of the Board of Directors during the year ended December 31st, 2016.

7.	Approval of the report on fulfillment of the tax obligations of the Company for the fiscal year ended December 31st, 2015. Due note was taken that the report for the year ended December 31st, 2016 has not yet been issued and will be presented for approval at the first General Shareholders’ Meeting to be held after the report is issued.

8.	Approval of an increase in the legal reserve of the Company in the amount of Ps. 181,868,396.28 (One hundred eighty-one million, eight hundred sixty-eight thousand, three hundred ninety-six pesos and twenty-eight cents, Mexican legal tender) from the accumulated net profits for the year ended December 31st, 2016.

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9.	Approval of (i) an ordinary cash dividend from accumulated retained earnings in the amount of Ps. 6.16 (six pesos and sixteen cents, Mexican legal tender) per share, to be paid out on or after June 15, 2017 in a single installment to each of the outstanding, common, Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) the taxes that the Company incurs with respect to the dividend payment.

Payment of the dividend shall be made through the variable income (Renta Variable) area of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtémoc, 06500, México City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of June 15, 2017. Payment of the dividend shall be made against delivery of coupon “10” (ten) of the outstanding stock certificates in accordance with the terms notified to shareholders.

The dividend payment notice shall be published no later than April 27th, 2017 in a newspaper in general circulation.

10.	Approval of the amount of Ps. $1,607,499,529.25 (one billion, six hundred and seven million, four hundred and ninety-nine thousand, five hundred and twenty-nine pesos and twenty-five cents, Mexican legal tender) from the accumulated net profits for the year ended December 31st, 2016, as the maximum amount that may be used by the Company to repurchase its own shares during the fiscal year 2017, pursuant to Article 56 of the Securities Market Law.

11.	Approval of the activities of the Board of Directors, Chief Executive Officer, Secretary and Assistant Secretary during the year ended December 31st, 2016, and release from any liability they might have incurred in the execution of their duties.

12.	Ratification of Mr. Fernando Chico Pardo as Chairman of the Board of Directors.

13.	Ratification of all other members and alternate members of the Board of Directors.

Ratification of non-member Secretary and Assistant Secretary of the Board of Directors.

14.	Ratification of Mr. Ricardo Guajardo Touché as Chairman of the Audit Committee.

15.	Ratification of Mr. Fernando Chico Pardo, Mr. José Antonio Pérez Anton and Mr. Roberto Servitje Sendra as members of the Nominations and Compensation Committee.

16.	Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

-	Each member of the Board of Directors will receive Ps. 55,000.00 (fifty-five thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Operations Committee will receive, Ps. 55,000.00 (fifty-five thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Nominations and Compensations Committee will receive Ps. 55,000.00 (fifty-five thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Audit Committee will receive Ps. 77,000.00 (seventy-seven thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Acquisitions and Contracts Committee will receive Ps. 17,000.00 (seventeen thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

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Special delegates of the Ordinary Annual General Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 26, 2017